UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 7, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT UNDER THE SECURITIES EXCHANGE ACT OF 1934

CB Richard Ellis Group, Inc.

File No. 1-32205 - CF#26036

CB Richard Ellis Group, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on November 17, 2010.

Based on representations by CB Richard Ellis Group, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1	through November 10, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Sonia Gupta Barros
Special Counsel